UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.      )*
K12 Inc.
(Name of Issuer)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
48273U102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48273U102	13G	Page	2	of	7

1	NAMES OF REPORTING PERSONS:
	The Bear Stearns Companies Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,450,748 [1,2]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,450,748 [1,2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,450,748 [1,2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	12.7% [3]

12	TYPE OF REPORTING PERSON*

	CO
1 The Bear Stearns Companies, Inc. (“BSCI”) is the parent company of Bear Stearns Asset Management, Inc. (“BSAM”) and the sole managing member of Constellation Ventures Management II, LLC (“Management”). Mr. Clifford Freeman is a member of Management and a senior managing director of BSAM. Management is the sole managing general partner of The BSC Employee Fund IV, L.P. (“BSC”), the sole general partner of Cons tellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the sole managing member of CVC II Partners, L.L.C. (“CVCP”) and is the investment adviser to BSC, CVC, Offshore and CVCP.
2 The shares of common stock are owned as follows: (a) 1,824,701 by CVC, representing 1,807,855 shares held by CVC directly and options held by CVC to purchase 24,625 shares, of which 16,846 are currently exercisable or will be exercisable by February 29, 2008; (b) 862,664 by Offshore, representing 854,699 shares held by Offshore directly and options held by Offshore to purchase 11,642 shares, of which 7,965 are currently exercisable or will be exerc isable by February 29, 2008; (c) 722,901 by BSC, representing 716,228 shares held by BSC directly and options held by BSC to purchase 9,752 shares, of which 6,673 are currently exercisable or will be exercisable by February 29, 2008; and (d) 40,482 by CVCP, representing 40,108 shares held by CVCP directly and options held by CVCP to purchase 542 shares, of which 374 are currently exercisable or will be exercisable by February 29, 2008. Each Reporting Person disclaims beneficial ownership of any securities t hat exceed its pecuniary interest in the securities held by these entities.

CUSIP No. 48273U102	13G	Page 3 of 7 Pages
Item 1(a). Name of Issuer:
     K12 Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2300 Corporate Park Drive
Herndon, VA 20171
Item 2(a). Name of Person Filing:
     The Bear Stearns Companies Inc.
Item 2(b). Address of Principal Business Offices or, if None, Residence:
383 Madison Ave.
New York, NY 10179
Item 2(c). Citizenship:
     New York, United States of America.
Item 2(d). Title of Class of Securities:
     Common Stock, Par Value $0.0001 Per Share
Item 2(e). CUSIP Number:
     48273U102
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

[3]	Based on 27,208,225 shares of common stock outstanding, as disclosed in K12 Inc.’s Prospectus filed on December 14, 2007.

CUSIP No. 48273U102	13G	Page 4 of 7 Pages
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     Not applicable.
Item 4. Ownership (as of December 31, 2007).
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

See Box 9 on cover pages.

(b)	Percent of class:

See Box 11 on cover pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
See Box 5 on cover pages.
(ii)	Shared power to vote or direct the vote:
See Box 6 on cover pages.
(iii)	Sole power to dispose or to direct the disposition of:
See Box 7 on cover pages.
(iv)	Shared power to dispose or to direct the disposition of:
See Box 8 on cover pages.

CUSIP No. 48273U102	13G	Page 5 of 7 Pages
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     See Exhibit Index.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

CUSIP No. 48273U102	13G	Page 6 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Kenneth L. Edlow

Name:	Kenneth L. Edlow
Title:	Secretary

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Senior Managing Director

CONSTELLATION VENTURE CAPITAL II, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P	.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

THE BSC EMPLOYEE FUND VI, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CUSIP No. 48273U102	13G	Page 7 of 7 Pages

CVC II PARTNERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Managing Member

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Senior Managing Director

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
EXHIBIT INDEX TO SCHEDULE 13G
Exhibit 1
Agreement as to Joint Filing of Schedule 13G.
Exhibit 2
List of each group member making this joint filing.

EXHIBIT 1
The undersigned hereby affirms that he, she or it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on his, her or its behalf.
Dated: February 14, 2008.

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Kenneth L. Edlow

Name:	Kenneth L. Edlow
Title:	Secretary

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Senior Managing Director

CONSTELLATION VENTURE CAPITAL II, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P	.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

THE BSC EMPLOYEE FUND VI, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CVC II PARTNERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Managing Member

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Senior Managing Director

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman

EXHIBIT 2
In accordance with Item 8 of Schedule 13G, the following list identifies each member of the group making this joint Schedule 13G:
The Bear Stearns Companies Inc.
Bear Stearns Asset Management Inc.
Constellation Ventures Management II, LLC
Constellation Venture Capital II, L.P.
Constellation Venture Capital Offshore II, L.P.
The BSC Employee Fund IV, L.P.
CVC II Partners, L.L.C.
Clifford H. Friedman